PROCESSED JUN 23 2006 THOMSON FINANCIAL

SECU 06007932 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45175

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESSEX RADEZ, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 SOUTH LASALLE STREET, SUITE 1111
(No. and Street)

CHICAGO (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL A LAIRD, CPA 773-774-5900 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAIRD, MICHAEL A
(Name – *if individual, state last, first, middle name*)

6465 NORTH AVONDALE AVE (Address) CHICAGO (City) IL (State) 60631 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C. 2006

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 6/22/06

OATH OR AFFIRMATION

I, STEPHEN A RADEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESSEX RADEZ, L.L.C., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ROBIN K BECKER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/29/06

Robin K Becker
Notary Public

[signature]
Signature

MANAGING MEMBER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESSEX RADEZ, L.L.C.

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

March 26, 2006

The Members
Essex Radez, L.L.C.:

We have audited the accompanying statement of financial condition of Essex Radez, L.LC. as of December 31, 2005 and 2004, and the related statements of income(loss) and changes in financial position for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America, *Government Auditing Standards* issued by the Comptroller general of the United States, Securities and Exchange Commission Rule 17a-5 under the Securities Exchange Act of 1934, and the previsions of Section 15 of the Securities Exchange Act of 1934. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Essex Radez, L.L.C. at December 31, 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael A. Laird, CPA
March 26, 2006

ESSEX RADEZ, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005 and 2004

	2005	2004
ASSETS		
Cash	$ 262,908	$ 1,187,802
Receivable from Brokers or Dealers	1,219,073	13,325,959
Receivable from Non-Customers	77,719	59,129
Other Securities, Owned at Market	1,082,021	1,337,517
Exchange Membership, Owned at Cost	255,000	255,000
Total Assets	$ 2,896,721	$ 16,165,407
LIABILITIES AND MEMBERS' CAPITAL		
LIABILITIES:		
Accounts Payable	$ 0	$ 1,022,653
Payable to Brokers or Dealers	648,624	416,673
Payable to Customers	0	5,870,078
Accrued Expenses and Other Liabilities	334,466	63,808
Securities Sold Net Yet Purchased at Market Value	0	6,121,752
Total Liabilities	983,090	13,494,964
Members' Capital Account	1,913,631	2,670,443
Total Liabilites and Members' Capital	$ 2,896,721	$ 16,165,407

ESSEX RADEZ, L.L.C.

STATEMENT OF INCOME(LOSS)
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUE		
Gains or Losses		
Firm Securities Trading Account	$ 1,675,397	$ 1,834,413
Firm Futures Trading Account		
Other Revenue		
Total Revenue	1,675,397	1,834,413
EXPENSES		
Clerical and Administrative Expenses	816,520	917,535
Interest Expense	18,998	16,056
Other Expense	1,058,356	2,268,563
Total Expenses	1,893,874	3,202,154
NET INCOME FROM OPERATIONS	(218,477)	(1,367,741)
OTHER INCOME/(LOSS)		
Not from Operations		
NET INCOME	$ (218,477)	$ (1,367,741)

ESSEX RADEZ, L.L.C.

STATEMENT OF CHANGES IN FINANCIAL CONDITION
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Increase (decrease) in net assets	$ (218,477)	$ (1,367,741)
Adjustments to reconcile increase in net assets to net cash from operating activities:		
Changes in assets and liabilities:		
Securities (Purchased)/Sold	255,496	1,098,510
Securities Sold Not Yet Purchased	(6,121,752)	6,121,752
Payable to Customers	(5,870,078)	5,870,078
Receivable from Non-Customer	(18,590)	286,697
Payable to Brokers or Dealers	231,951	416,673
Accrued Expenses and Other Liabilities	270,658	63,808
Accounts Payable Liability	(1,022,653)	1,022,653
Net cash from operating activities	(12,493,445)	13,512,430
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES	-	-
CONTRIBUTIONS FROM MEMBERS	-	819,000
DISTRIBUTIONS TO MEMBERS	(538,335)	(1,588,500)
NET INCREASE/DECREASE IN CASH	(13,031,780)	12,742,930
CASH AT BEGINNING OF YEAR	14,513,761	1,770,831
CASH AT END OF YEAR	$ 1,481,981	$ 14,513,761

ESSEX RADEZ, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' OWNERSHIP CAPITAL
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
BALANCE, BEGINNING OF YEAR	$ 2,670,443	$ 4,807,684
NET INCOME (LOSS)	(218,477)	(1,367,741)
ADDITIONS (DEDUCTIONS)	(538,335)	(769,500)
BALANCE, END OF YEAR	$ 1,913,631	$ 2,670,443

ESSEX RADEZ, L.L.C.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
BALANCE, BEGINNING OF PERIOD	$ 13,431,156	$ -
INCREASES	566,417	13,431,156
DECREASES	(13,014,483)	-
BALANCE, END OF PERIOD	$ 983,090	$ 13,431,156

ESSEX RADEZ, L.L.C.

SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
YEARS ENDED DECEMBER 31, 2005

	2005
Total Ownership Equity from Statement of Financial Condition	$ 1,913,631
Additions	-
Total Capital And Allowable Subordinated Liabilities	1,913,631
Deductions	
Non-Allowable Assets:	
Exchange Membership At Cost	(255,000)
Receivable from Non-Customers	(77,719)
Total Deductions	(332,719)
Net Capital Before Haircuts on Security Positions	1,580,912
Haircuts on Securities:	
Haircut on Other Securities	(162,303)
Undue Concentration	(92,645)
Total Haircuts	(254,948)
Net Capital	$ 1,325,964

ESSEX RADEZ, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER DEALERS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2005

	2005
Total Credit Balances	$ -
Total 15c3-3 Debits	$ -
Reserve Computation	$ -
Amount Held on Reserve in "Reserve Bank Accounts"	$ -

ESSEX RADEZ, L.L.C.

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2005

Essex Radez, L.L.C. maintains customer accounts. Essex Radez, L.L.C. maintains physical possession or control of customers' fully paid and excess margin securities and cash. The market valuation of the customer accounts is $0.

ESSEX RADEZ, L.L.C.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3
AS OF DECEMBER 31, 2005

	2005
Computed net capital	$ 1,325,964
Minimum net capital required	-
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement	250,000
Net capital requirement	250,000
Excess Net Capital	$ 1,075,964
Net Capital in Excess of the Greater of 5% of Combined Aggregate Debit Items or 120% of Minimum Capital Requirement	$ 1,025,964

ESSEX RADEZ, L.L.C.

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION
AS OF DECEMBER 31, 2005

There are no reconciliation differences between the audited statements of financial condition with respect to methods of consolidation.

ESSEX RADEZ, L.L.C.

REPORT ON MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT
AS OF DECEMBER 31, 2005

We have audited the financial statements of Essex Radez, L.L.C., as of and for the year ended December 31, 2005 and have found no material inadequacies that exist as of the date of this audit. However, we did find that an accrued Pension Contribution in the amount of $63,808 was omitted from the original audit report for the year ended December 31, 2004. Accordingly, figures for the year then ended have been restated here to properly reflect the contribution.

ESSEX RADEZ, L.L.C.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004

1. ORGANIZATION AND OPERATIONS

Essex Radez Company was organized in 1977 as a general partnership to operate as a broker dealer on The Chicago Board Options Exchange. The organization was converted to a limited liability company effective January 1, 2003. At the time of the conversion, the name of the organization was changed to Essex Radez, L.L.C.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements are prepared on the accrual basis of accounting.

Estimates – The preparation of financials statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fair Values of Financial Instruments – The carrying amounts of cash, receivables, payables, and other current assets and liabilities approximates fair value with the exception of the exchange memberships that are listed at cost.

Cash and Cash Equivalents – Cash and cash equivalents include demand deposits and highly liquid investments with original maturities of three months or less.

Revenue Recognition – Revenue is recognized on securities held on a marked to market basis. This form of revenue recognition is consistent with the reporting requirements under Section 15 of the Security and Exchange Act of 1934.

Income Taxes – The limited liability company does not incur and Federal or State income tax liability. Each respective member reports their share of income or loss on its own tax returns.

2. Essex Radez, L.L.C. maintains accounts for customers as defined under Rule 15c3-3.

3/26/2006

INDEPENDENT AUDITOR'S REPORT ON COMPLIANCE WITH LAWS AND REGULATIONS

The Members
Essex Radez, L.L.C.:

We have audited the financial statements of Essex Radez, L.L.C. as of and for the year ended December 31, 2005, and have issued our report thereon dated March 26, 2006.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America, *Government Auditing Standards* issued by the Comptroller general of the United States, Securities and Exchange Commission Rule 17a-5 under the Securities Exchange Act of 1934, and the previsions of Section 15 of the Securities Exchange Act of 1934. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

Compliance with laws, regulations, and contracts applicable to the organization is the responsibility of the organization's management. As part of obtaining reasonable assurance about whether the financial statements are free of material misstatement, we performed tests of the organization's compliance with certain provisions of laws, regulations and contracts. However, providing an opinion on overall complaisance with such provisions was not an objective of our audit of the financial statements. Accordingly, we do not express such an opinion.

The results of our tests disclosed no instances of noncompliance that are require to be reported herein under *Government Auditing Standards.*

This report is intended solely for the information of the members. However, this report is a matter of public record and its distribution is not limited.

Michael A. Laird, CPA
Chicago, Illinois
March 26, 2006

INDEPENDENT AUDITOR'S REPORT ON OFF BALANCE SHEET RISK

The Members
Essex Radez, L.L.C.:

We have audited the financial statements of Essex Radez, L.L.C. as of and for the year ended December 31, 2005, and have issued our report thereon dated March 26, 2006.

In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities. SGAS 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of this statement did not have any impact on the Company's consolidated financial position or results of operations.

The FASB also issued SFAS 105 requiring that all entities disclose information principally about financial instruments with off-balance sheet credit or market risk and about concentrations of credit risk. Essex Radez, L.L.C engages in various brokerage and execution activities in which counter parties will primarily include broker-dealers, clearing firms and other financial institutions. In the event that counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party. We noted no matters involving off-balance sheet credit or market risk or concentrations of credit risk that are required to be disclosed.

This report is intended solely for the information of the members. However, this report is a matter of public record and its distribution is not limited.

Michael A. Laird, CPA
Chicago, Illinois
March 26, 2006

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17 A-5

The Members
Essex Radez, L.L.C.:

In planning and performing our audit of the financial statements of Essex Radez, L.L.C. (the Company), for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of

them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, [Designated self-regulatory organization], and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael A. Laird, CPA
Chicago, Illinois
March 26, 2006